Exhibit 12.1

DynCorp International Inc.

Exhibit 12.1 — Statement Regarding Computation of Ratios — Fixed Charge Coverage Ratio

	April 2, 2010	April 3, 2009	March 28, 2008	March 30, 2007	March 31, 2006
	(Amounts in thousands, except ratios)
Earnings before fixed charge addition	$135,767	$108,981	$74,100	$56,291	$45,012
Add:
Fixed charges	73,998	77,114	73,656	78,661	74,744
Amortization of capitalized interest	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—

Earnings as adjusted	$209,765	$186,095	$147,756	$134,952	$119,756

Fixed charges:
Portion of rents representative of interest factor	18,348	18,332	18,282	16,765	18,058
Interest on indebtedness	55,650	58,782	55,374	61,896	56,686

Fixed charges	73,998	77,114	73,656	78,661	74,744

Equity security unit distributions	—	—	—	—	—
Combined fixed charges and Income from continuing operations	209,765	186,095	147,756	134,952	119,756
Ratio of earnings to combined fixed charges and preferred stock dividends	2.8	2.4	2.0	1.7	1.6